UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: December 19, 2014	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

19 December 2014

CSR plc (“CSR”)

Director Dealings Update

On 18 December 2014, Dr. Levy Gerzberg, a non-executive director of CSR, exercised 5,400 options and sold the equivalent 5,400 shares in the form of American Depositary Shares (“ADSs”) (each ADS representing four CSR ordinary shares), as previously disclosed in the announcement issued on 17 December 2014. The exercise and sale by Dr. Gerzberg was for tax reasons. Following the transaction, Dr. Gerzberg’s holding remains unchanged at 7,960 ADSs (equivalent to 31,840 ordinary shares).

Enquiries:

CSR: Will Gardiner, Chief Financial Officer +44 (0) 1223 692 000

FTI Consulting: Charlie Palmer +44 (0) 20 3727 1000

Ends

19 December 2014

CSR plc

(the “Company”)

Announcement of the exercise of options

and sale of American Depositary Shares

in the Company by a Director

The Company announces that, on Thursday 18 December 2014, Dr. Levy Gerzberg, a non-executive director, exercised 5,400 options to acquire CSR American Depository Shares (“ADSs”), which he subsequently sold. Each ADS represents 4 ordinary shares in CSR.

The options which Dr Gerzberg exercised were granted under the Zoran Corporation 2005 Equity Incentive Plan and remained outstanding following the merger between CSR and Zoran Corporation which completed in August 2011.

The table below summarises the transactions on the day on which he traded.

Following these transactions, Dr Gerzberg’s shareholding in the Company remains unchanged at 7,960 ADSs (equivalent to 31,840 ordinary shares).

A separate announcement concerning the transactions in accordance with Rule 8 of the Takeover Code has been issued.

Plan Name	Number of options held	Exercise price per ADS	Number of options exercised	Number of options remaining	Number of ADSs sold	Average sale price per ADS
2005 Equity Incentive Plan	99,104	$14.87	2,454	96,650	2,454	$52.6787
2005 Equity Incentive Plan	96,650	$14.87	2,946	93,704	2,946	$52.5731

Ends

FORM 8 (DD)

PUBLIC DEALING DISCLOSURE BY A PARTY TO AN OFFER OR PERSON ACTING IN CONCERT

(INCLUDING DEALINGS FOR THE ACCOUNT OF DISCRETIONARY INVESTMENT CLIENTS)

Rules 8.1, 8.2 and 8.4 of the Takeover Code (the “Code”)

1.	KEY INFORMATION

(a) Identity of the party to the offer or person acting in concert making the disclosure:	Levy Gerzberg

(b) Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient

(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	CSR plc

(d) Status of person making the disclosure: e.g. offeror, offeree, person acting in concert with the offeror/offeree (specify name of offeror/offeree)	Person acting in concert with Offeree

(e) Date dealing undertaken:	18 December 2014

(f) Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	NO

2.	POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing

Class of relevant security:
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	31,840 (7,960 ADS)*	0.02
(2) Derivatives (other than options):
(3) Options and agreements to purchase/sell:

TOTAL:	31,840 (7,960 ADS)*	0.02

*	Shares held in the form of American Depositary Shares (“ADS”). 1 ADS is equivalent to 4 ordinary shares.

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities (including directors’ and other executive options)

Class of relevant security in relation to which subscription right exists:
Details, including nature of the rights concerned and relevant percentages:	See attached appendix 1

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.	DEALINGS BY THE PERSON MAKING THE DISCLOSURE

(a)	Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary Shares of 0.1p*	Sale	9,816 (2,454 ADS)*	$52.6787
Ordinary Shares of 0.1p*	Sale	11,784 (2,946 ADS)*	$52.5731

*	Shares held in the form of American Depositary Shares (“ADS”). 1 ADS is equivalent to 4 ordinary shares.

(b)	Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/ short position, increasing/ reducing a long/short position	Number of reference securities	Price per unit
N/A	N/A	N/A	N/A	N/A

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii)	Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit
Ordinary Shares of 0.1p	Stock options	21,600 (5,400 ADS)*	$14.87

*	Shares held in the form of American Depositary Shares (“ADS”). 1 ADS is equivalent to 4 ordinary shares. This is a partial exercise of the options of 10 May 2011 set forth in the table in the Scheme document dated 12 November 2014 and attached hereto as Appendix 1.

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(d)	Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)
N/A	N/A	N/A	N/A

The currency of all prices and other monetary amounts should be stated.

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer or person acting in concert making the disclosure and any other person:

If there are no such agreements, arrangements or understandings, state “none”

N/A

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer or person acting in concert making the disclosure and any other person relating to:

(i)	the voting rights of any relevant securities under any option; or

(ii)	the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state “none”

N/A

(c)	Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO

Supplemental Form 8 (SBL)	NO

Date of disclosure:	19 December 2014

Contact name:	Brett Gladden

Telephone number:	01223 692168

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk. The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

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The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

Appendix 1 – Answer to 2.(b)

Name	Share Scheme Details	Date of Grant	Number of CSR ADSs	Exercise price		Exercise period
Levy Gerzberg	Zoran Corporation 2005 Equity Incentive Plan	26.04.2007	11,739	US$	34.0700	26.04.2008 - 26.04.2017
Levy Gerzberg	Zoran Corporation 2005 Equity Incentive Plan	26.04.2007	46,320	US$	34.0700	26.04.2008 - 26.04.2017
Levy Gerzberg	Zoran Corporation 2005 Equity Incentive Plan	28.04.2010	6,429	US$	16.9900	28.04.2011 - 28.04.2020
Levy Gerzberg	Zoran Corporation 2005 Equity Incentive Plan	10.05.2011	99,104	US$	14.8700	10.05.2012 - 10.05.2021

Notes

1.	These options vested or vest on a phased basis. The exercise period shown for each grant reflects the date on which the first vesting occurred.

2.	Options are in respect of American Depository Shares (“ADSs”). 1 ADS is equivalent to 4 ordinary shares.

3.	The above table is as disclosed in the scheme document dated 12 November 2014 sent by CSR plc (“CSR”) to CSR shareholders, setting out a proposed scheme of arrangement under Part 26 of the Companies Act 2006 for the acquisition of the entire issued and to be issued ordinary share capital of CSR by Qualcomm Global Trading Pte. Ltd., a wholly owned indirect subsidiary of Qualcomm Incorporated, which was subsequently approved by shareholders at meetings held on 4 December 2014.

4.	The information provided in item 3. (a) of this Form 8 is a partial exercise of the options in respect of 99,104 ADSs granted on 10 May 2011.

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

19 December 2014

CSR plc (“CSR”)

Director Dealings Update

On 19 December 2014, Mr. Will Gardiner, a director of CSR, pledged 23,580 of his CSR ordinary shares for personal financial reasons, as previously disclosed in the announcement issued on 17 December 2014. Following the pledge, Mr. Gardiner’s holding remains unchanged at 292,702 CSR ordinary shares.

Enquiries:

CSR: Will Gardiner, Chief Financial Officer +44 (0) 1223 692 000

FTI Consulting: Charlie Palmer +44 (0) 20 3727 1000

Ends

19 December 2014

CSR plc

(the “Company”)

Director Dealing

Announcement of the pledge of ordinary shares in the Company

The Company announces that on Friday 19 December 2014, Mr. Will Gardiner, director, pledged 23,580 ordinary shares in the Company. Following the pledge, Mr. Gardiner’s holding in the Company remains unchanged at 292,702 ordinary shares. A separate announcement concerning the pledge in accordance with Rule 8 of the Takeover Code has been issued.

Ends

FORM 8 (DD)

PUBLIC DEALING DISCLOSURE BY A PARTY TO AN OFFER OR PERSON ACTING IN CONCERT

(INCLUDING DEALINGS FOR THE ACCOUNT OF DISCRETIONARY INVESTMENT CLIENTS)

Rules 8.1, 8.2 and 8.4 of the Takeover Code (the “Code”)

1.	KEY INFORMATION

(a)	Identity of the party to the offer or person acting in concert making the disclosure:	Will Gardiner

(b)	Owner or controller of interests and short positions disclosed, if different from 1(a): The naming of nominee or vehicle companies is insufficient

(c)	Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	CSR plc

(d)	Status of person making the disclosure: e.g. offeror, offeree, person acting in concert with the offeror/offeree (specify name of offeror/offeree)	Person acting in concert with Offeree

(e)	Date dealing undertaken:	19 December 2014

(f)	Has the party previously disclosed, or is it today disclosing, under the Code in respect of any other party to this offer?	NO

2.	POSITIONS OF THE PERSON MAKING THE DISCLOSURE

(a)	Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing

		ORDINARY SHARES OF 0.1P
		Interests		Short positions
Class of relevant security:		Number	%	Number	%
(1)	Relevant securities owned and/or controlled:	292,702	0.18
(2)	Derivatives (other than options):
(3)	Options and agreements to purchase/sell:

	TOTAL:	292,702	0.18

All interests and all short positions should be disclosed.

Details of any open derivative or option positions, or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b)	Rights to subscribe for new securities (including directors’ and other executive options)

Class of relevant security in relation to which subscription right exists:	ORDINARY SHARES OF 0.1P
Details, including nature of the rights concerned and relevant percentages:	See attached Appendix 1

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

3.	DEALINGS BY THE PERSON MAKING THE DISCLOSURE

(a)	Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
N/A	N/A	N/A	N/A

(b)	Derivatives transactions (other than options)

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit
N/A	N/A	N/A	N/A	N/A

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii)	Exercising

Class of relevant security	Product description e.g. call option	Number of securities	Exercise price per unit
N/A	N/A	N/A	N/A

(d)	Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)
Ordinary shares of 0.1p	Pledge	Pledge 23,580 ordinary shares of 0.1p	N/A

The currency of all prices and other monetary amounts should be stated.

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Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

4.	OTHER INFORMATION

(a)	Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer or person acting in concert making the disclosure and any other person:

If there are no such agreements, arrangements or understandings, state “none”

N/A

(b)	Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer or person acting in concert making the disclosure and any other person relating to:

(i)	the voting rights of any relevant securities under any option; or

(ii)	the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:

If there are no such agreements, arrangements or understandings, state “none”

N/A

(c)	Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO

Supplemental Form 8 (SBL)	NO

Date of disclosure:	19 December 2014

Contact name:	Brett Gladden

Telephone number:	01223 692168

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk. The Panel’s Market Surveillance Unit is available for consultation in relation to the Code’s dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel’s website at www.thetakeoverpanel.org.uk.

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Appendix 1 – Answer to 2.(b)

Share options

Name	Share Scheme Details	Date of Grant	Number of CSR Shares	Exercise price (£)	Exercise period
Will Gardiner	The CSR plc Share Option Plan	06.09.2011	366,434	2.1400	06.09.2014 - 06.09.2021
Will Gardiner	The CSR plc Share Option Plan	21.03.2012	316,836	2.4750	21.03.2015 - 21.03.2022
Will Gardiner	The CSR plc Share Option Plan	26.03.2013	96,276	4.8870	26.03.2016 - 26.03.2023
Will Gardiner	The CSR plc 2013 Long-Term Incentive Plan	14.08.2014	63,490	5.2400	14.08.2017 - 14.08.2024
Will Gardiner	The CSR plc SAYE Scheme	20.03.2012	4,482	2.0080	01.05.2015 - 31.10.2015
Will Gardiner	The CSR plc 2013 SAYE Scheme 2	30.05.2014	2,068	4.3520	01.07.2017 - 31.12.2017

Share awards

Name	Share Scheme Details	Date of Grant	Number of CSR Shares	Exercise price (£)	Vesting period
Will Gardiner	The CSR plc 2011 Executive Incentive Plan	26.03.2013	104,419	0.0010	26.03.2013 - 26.03.2015
Will Gardiner	The CSR plc 2011 Executive Incentive Plan	08.05.2014	60,773	0.0010	08.05.2014 - 22.03.2016

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